EXHIBIT 23

CONSENT OF INDEPENDENT AUDITORS

The Board of Directors
Prandium, Inc.

          We consent to incorporation by reference in the Registration Statement (No. 333-91910) on Form S-8 of Prandium, Inc. of our report dated February 14, 2003, except as to the fifth paragraph of note 22, which is as of March 6, 2003, relating to the consolidated balance sheets of Prandium, Inc. and its subsidiaries as of December 29, 2002 and December 30, 2001 and the related consolidated statements of operations, common stockholders’ equity (deficit) and cash flows and related financial statement schedule for the six months ended December 29, 2002 and June 30, 2002, and the years ended December 30, 2001 and December 31, 2000, which report appears in the December 29, 2002 annual report on Form 10-K of Prandium, Inc.

          Our report dated February 14, 2003, except as to the fifth paragraph of note 22, which is as of March 6, 2003, contains an explanatory paragraph that states that the Company has experienced comparable restaurant sales declines since its emergence from Chapter 11 bankruptcy on July 2, 2002, that have resulted in operating performance that is significantly lower than projections included as part of the bankruptcy reorganization plan. These circumstances, among others, raise substantial doubt about the entity’s ability to continue as a going concern. The consolidated financial statements and related financial statement schedule do not include any adjustments that might result from the outcome of this uncertainty.

KPMG LLP

Orange County, California
March 31, 2003